UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 4, (as amended, the “Statement”) relating to the tender offer by 1212707 Alberta Ltd. (the “Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), described in a Tender Offer Statement on Schedule TO initially filed by the Canadian Oil Sands Offeror with the Commission on June 26, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern (the “Initial Canadian Oil Sands Offer”).
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. Solicitation/Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
     On July 13, 2006, the Corporation issued a Notice of Change to Directors’ Circular as a result of: (1) the further variation to the Initial Canadian Oil Sands Offer, as set forth in the Revised Canadian Oil Sands Offer dated July 14, 2006; (2) a related amendment dated July 12, 2006 to the Pre-Acquisition Agreement entered into between Canadian Oil Sands, the Canadian Oil Sands Offeror and Canada Southern on June 18, 2006; and (3) the further variation to the Initial Petro-Canada Offer, as set forth in the Revised Petro-Canada Offer dated July 12, 2006. A copy of the Notice of Change to Directors’ Circular is attached hereto as Exhibit (a)(8) and is hereby incorporated herein by reference.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:
     (a)(8) Notice of Change to Directors’ Circular, dated July 14, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: July 14, 2006

INDEX TO EXHIBITS

Exhibit No	Document
(a)(8)	Notice of Change to Directors’ Circular, dated July 14, 2006.